UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Encompass Group Affiliates, Inc.

File No. 0-30486 - CF#20977

_____

   Encompass Group Affiliates, Inc. (f/k/a Advanced Communication Technologies, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on September 28, 2007.

   Based on representations by Encompass Group Affiliates, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.37	through September 30, 2009
Exhibit 10.38	through September 30, 2009
Exhibit 10.39	through September 30, 2009
Exhibit 10.40	through September 30, 2009
Exhibit 10.41	through September 30, 2009
Exhibit 10.42	through September 30, 2009
Exhibit 10.43	through September 30, 2009

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

             Sonia G. Barros
             Special Counsel